

Mail Stop 4631

December 14, 2017

Via E-Mail
Jeffrey S. Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
One Glenlake Parkway NE Suite 900
Atlanta, GA 30328

Re: Meridian Waste Solutions, Inc.
Preliminary Proxy Statement on Schedule 14C
Response Dated December 1, 2017
File No. 001-13984

Dear Mr. Cosman:

We have reviewed your December 1, 2017 response to our oral comment and have the following comment. After reviewing your response to this comment, we may have additional comments.

General

1. We note your response to the oral comment we issued on November 22, 2017 and we re-issue our comment. Please explain to us and revise your disclosure to clarify how Meridian Waste Solutions, Inc. has complied with Securities Exchange Act of 1934 Rule 14c-2(b) with respect to the issuance of the Series E preferred stock. In this regard, we note that the designations of the Series E preferred stock included in your Certificate of Amendment to Certificate of Incorporation filed with your Current Report on Form 8-K filed on October 23, 2017 state that shareholder approval is required for issuance of the Series E preferred stock. Alternatively, please revise your disclosure to explain to investors that you may have taken action inconsistent with Rule 14c-2(b).

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Scott E. Linsky, Esq.
Lucosky Brookman LLP